Exhibit 99.1

14 September 2021
Tremor International Ltd
(“Tremor” or the “Company”)

Results of Annual General Meeting

Tremor International Ltd. (AIM/NASDAQ: TRMR), a global leader in Video and Connected TV ('CTV') advertising, offering an end-to-end technology platform that enables advertisers to reach relevant audiences and publishers to maximize yield on their digital advertising inventory, confirms that at the Annual General Meeting of the Company, held earlier today, all resolutions were duly passed.

The total number of votes received on each resolution put to the AGM was as follows:

#	Resolution	Votes FOR	%	Votes AGAINST	%	Total Votes Cast (excluding Votes WITHHELD)	Votes WITHELD
1	Re-elect Christopher Stibbs as an independent non-executive director	43,654,605	99.8	99,548	0.2	43,754,153	2,647
3	Re-elect Rebekah Brooks as a non-executive director	43,653,782	99.8	100,339	0.2	43,754,121	2,679
4	Re-elect Norm Johnston as a non-executive director	43,653,815	99.8	100,338	0.2	43,754,153	2,647
4	Re-elect Ofer Druker as director	43,654,538	99.8	99,615	0.2	43,754,153	2,647
5	Re-elect Yaniv Carmi as director	43,654,538	99.8	99,615	0.2	43,754,153	2,647
6	Re-elect Sagi Niri as director	43,626,028	99.7	128,125	0.3	43,754,153	2,647
7	Re-appoint Somekh Chaikin, a member firm of KPMG International, as auditors	43,728,245	99.9	25,876	0.1	43,754,121	2,647

Notes:

Link Asset Services acted as scrutineer of the poll on all resolutions.

•	A vote "Withheld" is not a vote in law and is not counted in the calculation of the votes cast "For" or "Against" the resolution.
•	Votes "For" and "Against" are expressed as a percentage of votes validly cast for that resolution at the AGM, excluding any "Withheld" votes.
•
As at 2 August 2021 (the record date for the AGM), the Company's issued share capital consisted of 151,847,099 ordinary shares with a nominal value of NIS 0.01 each, along with 28,891,296 shares reclassified as dormant shares under the Israeli Companies Law (without any rights attached thereon). The Company holds these dormant shares in treasury. Therefore, the total number of shares with voting rights as of the record date for the AGM was 151,847,099.

For further information please contact:

Tremor International Ltd Ofer Druker, Chief Executive Officer Sagi Niri, Chief Financial Officer	via Vigo Consulting
finnCap Ltd Jonny Franklin-Adams / James Thompson (Corporate Finance) Tim Redfern / Dicky Chambers (ECM)	Tel: +44 20 7220 0500
Stifel Nicolaus Europe Limited Fred Walsh Alain Dobkin Nick Adams Richard Short	Tel: +44 20 7710 7600
Vigo Consulting Jeremy Garcia Antonia Pollock	Tel: +44 20 7390 0230

About Tremor International
Tremor is a global company offering an end to end software advertising platform, operating across three core capabilities - Video, Data and CTV.  Tremor’s unique approach is centred on offering a full stack of end-to-end software solutions which provides it with a major competitive advantage within the video advertising ecosystem.

Tremor Video helps advertisers deliver impactful brand stories across all screens through the power of innovative video technology combined with advanced audience data and captivating creative content. Tremor Video’s  innovative video advertising technology has offerings in CTV, in-stream, out-stream and in-app.

The media side of Tremor, Unruly, drives real business outcomes in multiscreen advertising. Its programmatic platform efficiently and effectively delivers performance, quality, and actionable data to demand and supply-focused clients and partners. Tremor has a meaningful number of direct integrations with publishers, unique demand relationships with a variety of advertisers and privileged access to News Corp inventory. Unruly connects to the world's largest DSPs and is compatible with most AdAge top 100 brands.

Tremor is headquartered in Israel and maintains offices throughout the United States, Canada, Europe, Asia-Pacific and Australia and is traded on the London Stock Exchange (AIM: TRMR) and NASDAQ (TRMR) .